EXHIBIT 21.1
SUBSIDIARIES OF SYNOPSYS, INC.*

Name	Jurisdiction of Incorporation
Coverity, LLC	Delaware
Nihon Synopsys G.K.	Japan
Sidense B.V.	Canada
Synopsys Canada ULC	Canada
Synopsys Canada Holdings ULC	Canada
Synopsys Emulation and Verification S.A.S.	France
Synopsys Global Kft.	Hungary
Synopsys International Limited	Ireland
Synopsys International Old Limited	Ireland
Synopsys Ireland Limited	Ireland
Synopsys Netherlands B.V.	Netherlands
Synopsys Taiwan Co., Ltd.	Taiwan

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Synopsys, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.